February 20, 2007

Ms. Cicely Lamothe, Branch Chief

Mr. Wilson K. Lee, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Re:	The Beacon Financial Futures Fund, L.P.

Form 10-K for the year ended 12/31/2005

Filed on 3/31/2006

File No. 001-12486

Dear Ms. Lamothe and Mr. Lee,

I am in receipt of your letter dated February 5, 2007. I am responding to the comment contained in your letter regarding our 2005 10-K report. Your original comment is listed below and our response is listed in bold following the comment.

1.	We have read your response to comment one. Please advise us how your presentation of “Statement of Changes in Partners’ Capital” meets the provisions generally included for a statement of changes in net assets. Reference is made to Rule 6-09 of Regulation S-X. Please clarify or revise your presentation in future filings accordingly.

We have re-examined Rule 6 and Rule 6-01 states that rules 6-01 through rule 6-10 shall be applicable to all “registered investment companies”. The Beacon Financial Futures Fund is not a registered investment company. It is registered under the 1933 act and the prospectus specifically states that it is not a mutual fund registered under the Investment Company Act of 1940. Therefore, we respectfully submit that this particular reporting requirement does not apply.

Sincerely

Mark S. Stratton
President of Beacon Management Corporation
General Partner